Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects”, “forecasts”, “may”, “should” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements include statements regarding:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

•	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

•	our ability to comply with the continued listing standards on the exchange or trading market on which our common stock is listed for trading;

•	our ability to find employment for our vessels;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage the relationships and reputation Free Bulkers S.A., our Manager, has in the drybulk shipping industry;

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•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	our ability to pay dividends in the future; and

•	acts of terrorism and other hostilities.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” "the Group," “we,” “us,” or “our.” All references to dollar amounts in this report are expressed in thousands of U.S. dollars, unless otherwise stated.

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. During the six months ended June 30, 2015, the Company owned two Handysize dry bulk carriers and operated four Handysize dry bulk carriers. Our vessels carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of September 22, 2015, the aggregate dwt of the fleet we operate is 101,201 dwt and the average age of the fleet is 19.2 years.

Our investment and operational focus has been in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity and the Handymax sector which is generally defined as between 40,000 dwt and 60,000 dwt. Handysize and Handymax vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. Due to the very adverse charter rate environment of the latest shipping cycle values of larger vessels have dropped to levels that constitute buying opportunities. We shall explore the possibility to expand into other segments of the dry-bulk sector and the tanker market.

On June 10, 2015 the Company acquired a 51% controlling stake in the newly formed Standcorp International Limited (“Standcorp”). The rest of the shares are owned by non-affiliated entities associated with the Marvin group of companies, whose extensive experience for over twenty years has focused in the operation and ownership of tanker vessels. Standcorp will engage in the commercial operation of product and crude oil tankers covering a large array of sizes, by contracting them through time charter or bareboat charter arrangements, and subsequently deploying them in the spot market or in fulfillment of contract cargoes. The Company intends to operate in generic markets but also to focus on a number of niche markets, such as West Africa. In addition, the Company shall, depending on market conditions, commercially operate dry-bulk carriers either chartered-in, acquired, or through services agreements with affiliated Owners, including the Company’s tonnage.

We have contracted the management of our fleet to entities controlled (our Managers) by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Managers provide technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Managers are responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Recent Developments

On July 13, 2015, NASDAQ notified the Company that it had regained compliance with Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Stock Market and that the matter is now closed.

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On July 13, 2015, the Company sold to AMVS Value Fund Ltd., a non-U.S. investor (“AMVS”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $15.481 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. To induce AMVS to consummate the transaction, the Company has agreed to provide certain registration rights under the 1933 Act of 1933 and file a Registration Statement required hereunder, the 60th calendar day after the date hereof.

On July 16, 2015, the Company entered into settlement agreements with five vendors, non-U.S. creditors, who agreed to accept 75,485 Company’s common shares as payment in full of unpaid invoices of the aggregate amount of $189.

On July 17, 2015, the Company sold to Black Mountain Equities Inc., (“Black Mountain”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $110 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $2.75 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder one hundred twenty percent (120%) of the principal plus interest outstanding in repayment hereof.

On July 17, 2015, the Company sold to Gemini Master Fund Ltd., (“Gemini”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained a 10% OID, for $165 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lesser of (i) $2.75 and (ii) and 65% of the lowest VWAP for the 20 trading days prior to the date of conversion. At any time prior to the maturity date, the Company shall have the option, upon ten business days’ notice to the holder, to pre-pay the entire remaining outstanding principal amount of this note in cash, provided that the Company shall pay the holder 120% of the principal plus interest outstanding in repayment hereof.

On July 21, 2015, the Company received notice of Arbitration from the owners of the M/V Nemorino, under the terms of the bareboat charter party and for the resolution of the dispute that has arisen thereunder between the parties.

On July 27, 2015, the Company sold to VIS VIRES GROUP, INC. (“VIS VIRES”) an 8% interest bearing convertible note for $154 due in nine months subject to the restrictions of Rule 144 promulgated under the 1933 Act. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the 65% of the average of the lowest five trading prices of the Company’s common stock on any trading day during the ten trading days prior to the conversion. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 110% of principal plus interest (during days 1—30) to 135% of principal plus interest (during days 121-180).

On July 29, 2015, upon full conversion of the $500 convertible promissory note to Alderbrook, plus accrued interest, the Company has issued in aggregate 370,642 shares of common stock to the note holder.

On August 12, 2015, upon full conversion of the $154 convertible promissory note to KBM, plus accrued interest, the Company has issued in aggregate 324,701 shares of common stock to the note holder.

On August 18, 2015, upon full conversion of the $500 convertible promissory note to Bas Cole, plus accrued interest, the Company has issued in aggregate 1,764,900 shares of common stock to the note holder.

On September 2, 2015, the Company sold to Casern Holdings Ltd., a non-U.S. investor (“Casern”), a $600 convertible promissory note, which matures a year from issuance and accrues interest at the rate of 8% per annum. The investor is entitled at any time to convert into common stock any portion of the outstanding and unpaid principal and accrued interest, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price is the lower of (i) $2.18 and (ii) 60% of the lowest daily VWAP on any trading day during the twenty-one consecutive trading days prior to conversion. Upon prior notice, the Company may prepay the investor in cash, for 127.5% of any outstanding principal and interest remaining on the note. To induce Casern to consummate the transaction, the Company has agreed to provide certain registration rights under the 1933 Act of 1933 and file a Registration Statement required hereunder, the 60th calendar day after the date hereof.

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On September 4, 2015, the Company sold to Service Trading Company, LLC, (“Service Trading Co.”) an 8% interest bearing convertible note subject to the restrictions of Rule 144 promulgated under the 1933 Act, which contained an 8% OID, for $37.8 due in twelve months. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount and accrued interest of the note into Company’s common stock, provided that such conversion does not cause it to own more than 4.99% of the common stock of the Company, into shares of Common Stock. The conversion price equals 65% of the lowest trading price of the Common Stock for the twenty prior trading days including the day upon which a Notice of Conversion is received by the Company. Upon written notice, during the first six months the Company may prepay the note with amounts ranging from 118% of principal plus interest (during days 1—30) to 148% of principal plus interest (during days 151-180).

On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000 such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale.

On September 18, 2015, the Company received from The NASDAQ Stock Market a letter, dated September 14, 2015, stating that, for the previous 30 consecutive business days, the bid price of the Company's common stock closed below the minimum $1.00 per share. This is a requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the "Minimum Bid Price Rule"). The NASDAQ letter has no immediate effect on the listing of the Company's common stock, which will continue to trade on the NASDAQ Capital Market under the symbol "FREE". In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, which expires on March 14, 2016 (the “Compliance Period”), to regain compliance with the "Minimum Bid Price Rule", by maintaining a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the Compliance Period. In the event the Company does not regain compliance, the Company may be eligible for an additional grace period of 180 calendar days if it satisfies the continued listing requirement for market value of publicly held shares and all other initial listing standards (with the exception of the Bid Price Rule) for listing on the NASDAQ Capital Market, and submits a timely notification to NASDAQ of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split of the shares of its Common Stock, if necessary. If the Company meets these requirements, the NASDAQ will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to NASDAQ’s Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the NASDAQ will provide notice that its securities will be subject to delisting. At that time, the Company may also appeal NASDAQ's delisting determination to a NASDAQ Hearings Panel. The Company intends to evaluate available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

As of the date of the filing and subsequently to June 30, 2015, pursuant to the cashless exercise formula set forth in the Series A, B & C warrants, the Company has issued to warrant holders 5,353,392 shares of common stock in the aggregate.

Employment and Charter Rates

The following table details the vessels we operate in our fleet as of September 22, 2015:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Maverick	Handysize	1998	23,994	Hot Laid-up
M/V Free Neptune	Handysize	1996	30,838	About 30 day time charter trip at $9,500 per day through October 2015
M/V Fiorello on Bareboat Charter (ex M/V Free Hero)	Handysize	1995	24,318	Hot Laid-up
M/V Figaro on Bareboat Charter (ex M/V Free Goddess)	Handysize	1995	22,051	See note (*) below.

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(*) Since the release from the pirates, the ex M/V Free Goddess, renamed to M/V Figaro, has been laying at the port of Salalah, Oman, having undertaken repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers’ repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims. At the same time, we as the Bareboat Charterers of the M/V Figaro, we explore all options for the commercial resolution of the situation arising from Charterers’ refusal to honor their obligations, including the further contribution by insurers and cargo interests towards the completion of the voyage and recovery of amounts due. We are working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found, we will explore our strategic alternatives with respect to this vessel.

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” which can be found in the Company's consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission (“SEC”) on April 30, 2015 (the "Consolidated Financial Statements for the year ended December 31, 2014"), we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of June 30, 2015 and (ii) what we believe the charter free market value of each of our vessels was as of June 30, 2015, the aggregate carrying value of the vessels owned (the M/V Free Maverick and the M/V Free Neptune ) in our fleet as of June 30, 2015 exceeded their aggregate charter-free market value by approximately $22,900, as noted in the table below (which includes a comparative analysis of how the carrying values of our vessels compare to the fair market value of such vessels as of each balance sheet date presented in our accompanying unaudited interim condensed consolidated financial statements). This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels (at June 30, 2015, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of June 30, 2015).

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings”.

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Drybulk Vessels	DWT	Year Built	Date of Acquisition	Purchase Price (in million USD)	Carrying Value as of 6/30/2015 (in million USD)	Fair Market Value as of 6/30/2015 (in million USD)	Carrying Value as of 12/31/2014 (in million USD)	Fair Market Value as of 12/31/2014 (in million USD)
Free Maverick	23,994	1998	09/01/08	$39.6	$23.4	$3.5	$24.5	$6.5
Free Neptune	30,838	1996	08/25/09	$11.0	$7.0	$4.0	$7.2	$7.5
Total	54,832			$50.6	$30.4	$7.5	$31.7	$14

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

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•

Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking.  Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2015 and 2014 included elsewhere in this analysis. The historical data included below is not necessarily indicative of our future performance.

	Six Months Ended
	June 30,
	2015	2014

Adjusted EBITDA (1)	$(15,255)	$(8,294)
Fleet Data:
Average number of vessels (2)	3.5	6.26
Ownership days (3)	640	1,133
Available days (4)	296	424
Operating days (5)	285	361
Fleet utilization (6)	96.3%	85.1%
Average Daily Results:
Average TCE rate (7)	$(246)	$4,604
Vessel operating expenses (8)	5,213	6,420
Management fees (9)	872	742
General and administrative expenses (10)	2,816	1,552
Total vessel operating expenses (11)	6,084	7,162

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(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, interest and finance cost net, gain on debt extinguishment, provision and write-offs of insurance claims and bad debts, gain on settlement of payable, loss on settlement of liability through stock issuance and dry-docking costs. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	Six Months Ended
	June 30,
	2015	2014
	( U.S. dollars in thousands)

Net income/(loss)	$(21,828)	$570
Depreciation and amortization	2,331	2,573
Stock-based compensation expense	484	-
Loss on derivative instruments	-	19
Interest and finance costs, net of interest income	974	1,231
Gain on settlement of payable	(273)	-
Loss due to capital lease write-off	3,058	-
Provision and write-offs of insurance claims and bad debt	(1)	(54)
Gain on debt extinguishment	-	(16,057)
Dry-docking costs	-	3,424
Adjusted EBITDA	$(15,255)	$(8,294)

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

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(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Six Months Ended
	June 30,
	2015	2014
	(U.S. dollars in thousands, except
	per diem amounts)

Operating revenues	$766	$2,240
Voyage expenses and commissions	(836)	(578)
Net operating revenues	(70)	1,662
Operating days	285	361
Time charter equivalent daily rate	$(246)	$4,604

(8)Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs (excluding dry-docking costs), is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended
	June 30,
	2015	2014
	(U.S. dollars in thousands, except per diem amounts)

Vessel operating expenses (excluding dry-docking costs)	$3,336	$7,274
Ownership days	640	1,133
Daily vessel operating expenses	$5,213	$6,420

(9) Daily management fees are calculated by dividing total management fees (excluding stock-based compensation expense) paid on ships owned by ownership days for the relevant time period.

(10) Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation) by ownership days for the relevant period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

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Results of Operations

Six Months Ended June 30, 2015 as Compared to Six Months Ended June 30, 2014

REVENUES - Operating revenues for the six months ended June 30, 2015 were $766 compared to $2,240 for the six months ended June 30, 2014. The decrease of $1,474 is mainly attributable to the facts that: a) M/V Free Jupiter , M/V Free Impala, and M/V Free Hero - M/V Free Goddess were sold on September 16, 2014, September 24, 2014 and on May 20, 2015, respectively. The Company’s subsidiaries have entered into long-term bareboat agreements for the M/V Free Hero and M/V Free Goddess with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively and b) the charter rates during the six months ended June 30, 2015 kept decreasing affecting negatively our revenues.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $750 for the six months ended June 30, 2015, as compared to $445 for the six months ended June 30, 2014. The variance in voyage expenses reflects mainly the increased replenishment of bunkers to the owners’ account during the six months ended June 30, 2015. For the six months ended June 30, 2015, commissions charged amounted to $86, as compared to $133 for the six months ended June 30, 2014. The decrease in commissions is due to the decrease of operating revenues for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The commission fees represent commissions paid to the Managers, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include dry-docking costs, crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3,336 in the six months ended June 30, 2015, as compared to $10,698 in the six months ended June 30, 2014. The decrease in operating expenses was due to the fact that: (a) dry-docking costs of approximately $3,500 were expensed in the six months ended June 30, 2014 and (b) less vessels were owned in our fleet during the six months ended June 30, 2015 resulting in the reduction of ownership days of our fleet to 640 days compared to 1,133 days, respectively, in the same period of 2014.

DEPRECIATION AND AMORTIZATION - For the six months ended June 30, 2015, depreciation expense was at $2,331 as compared to $2,573 in the six months ended June 30, 2014. The decrease was due to the sale of the vessels referred in the “REVENUES” paragraph above.

MANAGEMENT FEES - Management fees for the six months ended June 30, 2015 totaled $558 as compared to $841in the six months ended June 30, 2014. The $283 decrease in management fees reflects the reduction of the vessels managed in our fleet.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, stock-based compensation charges and services fees and expenses charged by Free Bulkers, totaled $2,286 as compared to $1,758. The increase of $528 was mainly due to the stock-based compensation charge of $484 related to the issuance of an aggregate of 28,267 shares of the Company’s common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions and to the issuance of an aggregate of 1,066 shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the six months ended June 30, 2015 and 2014, the amounts were $1 and $54, respectively, which reflected the provision for write-off of various long outstanding accounts receivable.

LOSS ON SALE OF VESSELS – For the six months ended June 30, 2015, as a result of the sale and lease back of the M/V Free Hero and the M/V Free Goddess renamed to Fiorello and Figaro, respectively, the Company recognized a gain of $950 and a loss of $8,570 in the accompanying unaudited interim condensed consolidated statement of operations for the six months ended June 30, 2015, respectively.

FINANCING COSTS - Financing costs amounted to $974 for the six months ended June 30, 2015 and $1,231 for the six months ended June 30, 2014. The decrease of the interest and financing costs incurred for the six months ended June 30, 2015 as compared to the same period in 2014 was mainly attributed to the reduced outstanding bank debt from $59,687 to $17,598 resulting from the settlement of the Credit Suisse loan in May 2014 and the aggregate payment of $6,000 to reduce outstanding indebtedness with NBG.

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LOSS DUE TO CAPITAL LEASE WRITE-OFF – For the six months ended June 30, 2015, the Company recognized a loss of $3,058 and removed the related lease obligations as of June 30, 2015, as a result of the settlement agreement on September 9, 2015, that was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the receipt, on April 3, 2015 of a Notice of Termination of the bareboat charter dated September 11, 2014 which led to claims and counter-claims and also the receipt by the Company of a notice of Arbitration from the vessel’s owners on July 21, 2015.

GAIN/(LOSS) ON INTEREST RATE SWAPS - The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially used interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

 The Company was party of two interest rate swap agreements, which were fully unwound on February 3, 2014. The total of the change in fair value and settlements for the six months ended June 30, 2015 and 2014 aggregate to losses of $nil and $19, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

NET INCOME / (LOSS) – Net loss for the six months ended June 30, 2015 was $21,828 as compared to net income of $570 for the six months ended June 30, 2014. The decrease of $22,398 for the six months ended June 30, 2015 was due to: (a) the gain on debt extinguishment of $16,057, booked in the six months ended June 30, 2014, as a result of the settlement of the Credit Suisse loan in May 2014, (b) the loss due to provision for claim of $3,058 recorded in the six months ended June 30 ,2015 and (c) the charter rates during the six months ended June 30, 2015, kept decreasing affecting negatively the Company’s revenues.

Liquidity and Capital Resources

The Company has historically financed its capital requirements from sales of equity securities, operating cash flows and long-term borrowings. The Company has primarily used its funds for capital expenditures to maintain its fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over five years, and the resulting material adverse impact on the Company’s results from operations, the accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. The Company has incurred a net loss of $21,828 and net income of $570 during the six months ended June 30, 2015, and 2014, respectively. The Company’s cash flow projections for the remaining of 2015, indicate that cash on hand will not be sufficient to cover debt repayments scheduled as of June 30, 2015 and operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. As of June 30, 2015 and December 31, 2014, the Company had working capital deficits of $30,227 and $30,849, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600 and the vessel was delivered to her new owners. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. In June 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $11,271 constituting repayment installments, accrued loan and default interest due on June 16, 2015. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents.

If the Company is not able to reach an agreement with NBG, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement and any consequent acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

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Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breach existing under the Company’s credit facility with NBG acceleration of such debt by its lender could result. Accordingly, as of June 30, 2015, the Company is required to reclassify its long term debt as current liability on its consolidated balance sheet since the Company has not received waiver in respect to the breach discussed above.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements, sale and lease back of certain vessels, disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The accompanying unaudited interim condensed consolidated financial statements as of June 30, 2015, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt as current.

Cash Flows

Six Months Ended June 30, 2015 as Compared to Six Months Ended June 30, 2014

OPERATING ACTIVITIES - Net cash used in operating activities decreased by $8,981 to $4,430 for the six months ended June 30, 2015, as compared to $13,411 for the six months ended June 30, 2014.The decrease reflected the less vessels owned and operative in our fleet during the six months ended June 30, 2015.

INVESTING ACTIVITIES - Net cash provided by investing activities for the six months ended June 30, 2015 and 2014 was $978 and $3,465 from the proceeds of the sale and lease back of the M/V Free Hero and M/V Free Goddess on May 20, 2015 and the proceeds of the sale of M/V Free Knight on February 18, 2014, respectively.

FINANCING ACTIVITIES - Net cash provided by financing activities for the six months ended June 30, 2015 was $3,478, as compared to $2,620 for the six months ended June 30, 2014, as a result of the proceeds from the convertible notes the Company issued during the six months ended June 30, 2015.

Bank Loan – current portion

As of June 30, 2015, the Company’s bank debt is as follows:

NBG
December 31, 2014	$17,598
Additions	$-
Payments	$-
June 30, 2015	$17,598

The Company’s credit facility with NBG bears interest at LIBOR plus a margin of 4%, and is secured by mortgage on the financed vessel (M/V Free Neptune) and assignments of vessel’s earnings and insurance coverage proceeds. It also includes affirmative and negative financial covenants of the borrower, including maintenance of operating accounts, average cash balances to be maintained with the lending bank and minimum ratios for the fair value of the collateral vessel compared to the outstanding loan balance. The borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessel’s flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the six months ended June 30, 2015 and 2014 was 3.2% and 3.3%, respectively. Interest expense incurred amounted to $557 and $981 for the six months ended June 30, 2015 and 2014, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

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NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the loan agreement with NBG. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 no later than December 31, 2014, in full and final settlement of all of the Company’s obligations to NBG and NBG would forgive the remaining outstanding balance of approximately $4,700. On September 17, 2014 the Company made a payment of $2,700 to reduce outstanding indebtedness with NBG. On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600. Subsequently, the amount of $3,300 had been used to reduce outstanding indebtedness with NBG, which had a mortgage on the vessel. The agreed settlement of the Company’s obligations, arising from the loan agreement with NBG mentioned above, was not realized and negotiations have resumed for a new agreement. In June 2015, the Company received notification from NBG that the Company has not paid the aggregate amount of $11,271 constituting repayment installments, accrued loan and default interest due on June 16, 2015. On June 18, 2015, the Company received from NBG a reservation of rights letter stating that the Bank may take any actions and may exercise all of their rights and remedies referred in the security documents.

Loan Covenants

As of December 31, 2014 and June 30, 2015, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $17,598 as current at June 30, 2015.

NBG (fka FBB) loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

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